VIA EDGAR

April 23, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited (“Teva”) Form 20-F for the Fiscal Year Ended December 31, 2011 Filed February 17, 2012 File No. 000-16174

Dear Mr. Rosenberg:

I refer to your letter to me dated April 10, 2012, containing the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to Teva’s Form 20-F for the Fiscal Year Ended December 31, 2011, and our responses thereto, sent on our behalf concurrently with this letter.   In connection with such responses to the Staff’s comments, on behalf of Teva, I acknowledge that:

•	Teva is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	Teva may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eyal Desheh

Eyal Desheh
Chief Financial Officer

cc:       Mary Mast (SEC)
Frank Wyman (SEC)
Richard S. Egosi (Teva)
Jeffrey S. Hochman (Willkie Farr)